News Release
www.srtelecom.com

Additional information:
Investors:	Media:
Marc Girard, Senior vice-president and CFO	Anna di Giorgio, Vice-president-Communications
(514) 335-2429, Ext. 4690	(514) 335-2429, Ext. 4605

STATUS UPDATE
2006 FOURTH QUARTER AND YEAR-END RESULTS
2007 FIRST QUARTER RESULTS

MONTRÉAL (QUÉBEC)— June 22, 2007— SR Telecom (TSX: SRX) today provided the following update concerning the release of its audited fourth quarter and year-end results for the period ended December 31, 2006, and its first quarter 2007 results for the period ended March 31, 2007, in accordance with regulatory authority guidelines.

As announced on March 30, 2007 and subsequently on May 10, 2007, management is currently discussing financing and other options to provide a solution for its capital structure issues. The date for releasing the audited fourth quarter and year-end results and the first quarter 2007 results will be announced once this process is completed. Other than as disclosed in its news releases on June 8, 2007, June 1, 2007, May 25, 2007, May 16, 2007, May 10, 2007, April 27, 2007, April 16, 2007 and April 13, 2007, there have been no material developments in the matters initially reported in its news release dated March 30, 2007 and in its notice of default filed on April 18, 2007.

SR Telecom continues to focus its resources on developing, delivering and deploying WiMAX-certified broadband wireless access systems.

About SR Telecom
SR Telecom (TSX: SRX) is a recognized global leader in delivering innovative broadband wireless access (BWA) solutions that enable service providers to efficiently deploy quality voice, Internet and next-generation services in urban, suburban and remote areas.  A technological pioneer with more than 25 years of experience in wireless networking, SR Telecom is the only BWA vendor with extensive real-world expertise in deploying the advanced features of the WiMAX standard. It actively promotes standards-based BWA networking through its role as a principal member of the WiMAX Forum.

With its primary offices in Montréal, Mexico City and Bangkok, SR Telecom is an agile, customer-focused organization with a proven track record. SR Telecom’s products are currently deployed in more than 110 countries worldwide. For more information, visit www.srtelecom.com.

FORWARD-LOOKING STATEMENTS
Certain information in this news release, in various filings with Canadian and US regulators, in reports to shareholders and in other communications, is forward-looking within the meaning of certain securities laws, and is subject to important risks, uncertainties and assumptions. This forward-looking information includes, among others, information with respect to the Company’s objectives and the strategies to achieve those objectives, as well as information with respect to the Company’s beliefs, plans, expectations, anticipations, estimates and intentions. The words “may”, “could”, “should”, “would”, “suspect”, “outlook”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan”, “target” and similar words and expressions are used to identify forward-looking information. The forward-looking information in this news release describes the Company’s expectations as of June 22, 2007.

SR Telecom Inc., 8150 Trans-Canada Highway, Montréal (Québec) H4S 1M5
Telephone (514) 335-2429 Facsimile (514) 334-7783

The results or events predicted in such forward-looking information may differ materially from actual results or events. When relying on the Company’s forward-looking information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. In making the forward-looking information contained in this news release, the Company does not assume any significant acquisitions, dispositions or one-time items. It does assume, however, the renewal of certain customer contracts. The Company has assumed a certain progression, which may not be realized. It has also assumed that the material factors referred to in the previous paragraph will not result in such forward-looking information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. For additional information with respect to certain of these and other factors, refer to the risks and uncertainties disclosed in the Company’s 2005 Annual Report and to its 2005 Annual Information Form (risks and uncertainties) filed with Canadian and US regulators.

The forward-looking information contained in this news release represents expectations of SR Telecom as of June 22, 2007 and, accordingly, is subject to change. However, SR Telecom expressly disclaims any intention or obligation to revise any forward-looking information, whether as a result of new information, events or otherwise, except as required by applicable law.

SR TELECOM, symmetry, symmetryONE and symmetryMX are trademarks of SR Telecom Inc. All rights reserved 2007. All other trademarks are property of their owners.

SR Telecom Inc., 8150 Trans-Canada Highway, Montréal (Québec) H4S 1M5
Telephone (514) 335-2429 Facsimile (514) 334-7783